SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on October 09, 2013

1. Date, Time and Location: On October 09, 2013, at 3 p.m., by conference call, as expressly authorized by Article 21, 2nd paragraph of Company’s Bylaws.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, by all present members of the Board of Directors and without any restrictions, as set forth in Article 22 (u) of Company’s Bylaws, to ratify all acts practiced by the administration of the Company regarding the issuance by Banco Industrial e Comercial S.A. of an amendment to the letter of guarantee issued as approved by this Board of Directors on June 12, 2013, in a total amount of R$7,027,613.68, for indefinite period of time, in favor of the Company, with the specific purpose to secure the lawsuit No. 0029151/13, regarding specific enforcement of debt No. 518.619/13-4, filed by Municipal Treasury of São Paulo (“Fazenda do Município de São Paulo”) against the Company, in the Court of Municipal Tax Collection of São Paulo (“Vara das Execuções Fiscais Municipais de São Paulo”). Referred amendment meant an increase i of R$304,777,29 to the total previous amount of the letter of guarantee, corresponding now to R$7,332,390,97 and valid for indefinite period of time.

5. Closing: With no further matters to be discussed, these minutes were read, approved and executed by the present Directors. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 9, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer